OPTICON SYSTEMS, INC.
First floor, 1701 West Northwest Highway
Grapevine, TX 76051

November 21, 2008

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Opticon Systems, Inc.
Application for Withdrawal of
Registration Statement on Form S-8 (File No. 333-155337)

Dear Sir or Madam:

Opticon Systems, Inc. hereby respectfully requests that the Securities and Exchange Commission withdraw our Registration Statement on Form S-8 filed on November 13, 2008 (accession number 0001072613-08-002031).

This request is filed for the sole purpose of removing four million shares, all the shares included in the registration statement, from registration.
It is our understanding that this application for withdrawal of this Registration Statement will be deemed granted as of the date it is filed with the commission unless we receive notice from the commission that this application will not be granted.
     Should any of the staff have any questions concerning this letter of withdrawal, any further information or clarification, please do not hesitate to contact the undersigned at 817-305-7118.

Very truly yours,

Opticon Systems, Inc.

By:	/s/ Sadruddin Currimbhoy
Sadruddin Currimbhoy
Principal Executive